Exhibit 15.2

EY CHANGE IN AUDITORS 16F ITEM LETTER

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen,

We have read Item 16F. Change in Registrant’s Certifying Accountant on page 126 of Form 20-F dated April 29, 2024, of Cellectis S.A. and are in agreement with the statements contained in paragraphs one, four, and six. Regarding the registrant's statement concerning a material weakness in internal control over financial reporting as disclosed in Item 15.B of the Company’s 2023 Annual Report on Form 20-F, included in paragraph four on page 124 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant's 2023 financial statements. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young et Autres

Lille, France

April 29, 2024